UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 0-10004

CUSIP NUMBER: 630402105

NOTIFICATION OF LATE FILING

Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

[ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR

For the Period Ended: June 30, 2023

--------------------------

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Napco Security Technologies, Inc.

----------------------------

Former Name if Applicable: N/A

----------------------------

Address of Principal Executive Office (Street and Number): 333 Bayview Avenue

----------------------------

City, State and Zip Code: Amityville, New York 11701

--------------------------

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

As previously disclosed, on August 14, 2023, the Audit Committee of the Board of Directors of Napco Security Technologies, Inc. (the “Company”) concluded that the Company’s previously issued unaudited interim financial statements for the fiscal quarters ended September 30, 2022, December 31, 2022 and March 31, 2023 included in the Company’s quarterly reports on Form 10-Q for such respective quarters should no longer be relied upon. The Company is in the process of preparing amended Forms 10-Q for each of the first three quarters of fiscal 2023 and intends to file such amendments as soon as reasonably practicable after the restatement process is completed.

The Company is working diligently to complete and file the Form 10-K for the fiscal year ended June 30, 2023 (the “2023 Form 10-K”) as soon as practicable. Due to the time and effort devoted to finalizing the amendments to the Original Forms 10-Q, however, the Company is necessarily delayed in its reporting and review process for the fiscal year ended June 30, 2023. As a result, the Company does not expect to complete the preparation and filing of the 2023 Form 10-K by the prescribed due date.

The Company expects to file the 2023 Form 10-K within the extension period as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the statements regarding the filing of the Company’s 2023 Form 10-K and the Company’s expected financial results for the fiscal year ended June 30, 2023. Forward-looking statements can generally be identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “potential,” “seek,” “should,” “think,” “will,” “would” and similar expressions, or they may use future dates. These forward-looking statements are subject to assumptions, risks and uncertainties that may change at any time, and readers are therefore cautioned that actual results could differ materially from those expressed in any forward-looking statements. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kevin S. Buchel (631) 842-9400

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

The Company anticipates that it will report net revenues of $170 million for the fiscal year ended June 30, 2023, a 16% increase over fiscal 2022, and net income of $27 million for the fiscal year ended June 30, 2023, a 38% increase over fiscal 2022.

Napco Security Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 29, 2023

By: /s/ Kevin S. Buchel

Kevin S. Buchel,

Executive Vice President and Chief Financial Officer